UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Media release dated 1 November 2025 entitled ‘Rio Tinto and Canada Growth Fund announce transaction to advance Canadian production of scandium’.

99.2Stock Exchange announcement dated 3 November 2025 entitled ‘Total Voting Rights and Issued Capital’.

99.3Media release dated 11 November 2025 entitled ‘Simandou partners celebrate start of operations'.

99.4Media release dated 13 November 2025 entitled ‘ELYSIS achieves breakthrough with commercial-size cell: a first in aluminium production using the inert anode technology’.

99.5Media release dated 14 November 2025 entitled ‘Rio Tinto signs new wind power deal for Kennecott’.

99.6Media release dated 17 November 2025 entitled ‘Rio Tinto partners with Calix to test low-emissions steel making in Western Australia, pauses BioIron’.

99.7Media release dated 18 November 2025 entitled ‘Rio Tinto to reduce production at Yarwun Alumina Refinery to extend operational life’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 December 2025	Date	1 December 2025